

FOR IMMEDIATE RELEASE

For more information, contact:
Richard L. Bergmark, + 1 713 328 2101
Fax: +1 713 328 2151

CORE LAB REPORTS EPS OF $0.79 FOR Q3 2010;
Q3 2010 FCF REACHES $1.04 PER DILUTED SHARE

AMSTERDAM (20 October 2010) - Core Laboratories N.V. (NYSE: "CLB") reported that third quarter 2010 earnings per diluted share (EPS) increased 18% to $0.79, and net income increased 24% to $38,554,000, compared with 2009 third quarter results. Revenue for the quarter increased 19% year over year to $199,221,000, with U.S. revenues growing by 28% and international revenues increasing by 10%. Operating income reached $60,217,000, the highest quarterly total in Company history. Operating margins, defined as operating income divided by revenue, reached an all-time high of 30% for the quarter. Incremental operating margins, calculated by dividing the change in year-over-year quarterly operating income by the change in quarterly revenue, reached 51%.

Free cash flow (FCF), defined as cash from operations in excess of capital expenditures, reached $50,804,000 for the third quarter of 2010, equaling $1.04 per diluted share. As has been the case for the last seven quarters, net income was exceeded by FCF, most of which was returned to shareholders via a quarterly and special third quarter dividend, with the balance used to reduce Company debt.

As reported the previous four quarters, the Board of Supervisory Directors (the "Board") of Core Laboratories N.V. has established an internal performance metric of achieving a return on invested capital (ROIC) in the top decile of the service companies listed as Core's Peers by Bloomberg Financial. Based on Bloomberg's calculations using the latest comparable data available, Core's ROIC was the highest of its oilfield services Peer Group. Moreover, Core's ROIC exceeded the Peer Group average ROIC by more than 27 percentage points, and the Company had the highest ratio of ROIC to weighted average cost of capital (WACC) in the Peer Group.

The Company continues to benefit from increasing demand for its technologies in the Middle East, Asia-Pacific, and deepwater offshore West Africa. Expanding projects continue in North America shale reservoirs, especially those related to liquid-rich plays in the Bakken, Eagle Ford, and Niobrara formations, among others.

Significant developments during the third quarter of 2010 that should drive growth include:

- Core's Reservoir Description segment completing the construction of three new facilities dedicated to the analyses and characterization of reservoir fluids, which include crude oils and their derived products, natural gases, and formation waters;
- Production Enhancement operations announcing the successful commercialization of its HTD Blast™ perforating system, used to optimize the perforation of extended lateral sections in horizontal wells; and

- Reservoir Management operations receiving hundreds of meters of shale cores for analysis from European and Asian locations, data from which will be included in its *Worldwide Oil and Natural Gas Shale Reservoir Study*.

For the first nine months of 2010, Core's revenue increased 14% to $586,460,000, net income increased 17% to $104,975,000, and EPS increased 13% to $2.19, compared with the first three quarters of 2009. Year-to-date FCF reached $149,468,000, equaling $3.12 per diluted share, the highest nine-month total ever reported by Core.

Segment Highlights

Core Laboratories reports results under three operating segments: Reservoir Description, Production Enhancement, and Reservoir Management.

Reservoir Description

Reservoir Description operations, which primarily focus on international crude-oil developments, posted quarterly revenue of $106,485,000, up 5% over year-earlier third quarter totals, while quarterly operating income increased to $28,014,000. Operating margins reached 26%. The Company continues to see modest increases in international crude-oil-related activities and developments as the MI-Swaco international rig count increased only 1% over second quarter 2010 levels.

During the quarter, Reservoir Description operations completed construction of three new reservoir fluid facilities in response to increased demand for fluid phase-behavior studies, crude-oil characterizations and distillations, and detailed natural gas and formation water analyses. These data sets are used to determine optimal hydrocarbon flow rates, and they form the basis for enhanced oil recovery programs that ensure maximum ultimate hydrocarbon recoveries. Two of the new facilities are located in the Company's Aberdeen Advanced Technology Center (ATC), which the Company believes is the largest and one of the most technologically advanced reservoir fluids testing laboratories in the world. The Aberdeen ATC serves the European and African regions and has received large amounts of reservoir fluid phase behavior work from recent discoveries and developments offshore Ghana, Angola, and Equatorial Guinea.

Another state-of-the-art laboratory was commissioned near Houston, Texas, offering crude-oil characterization, distillation, fractionation, and testing. This facility replaces two older and less-efficient labs, and should drive improved profitability.

The reservoir fluids lab in the Abu Dhabi ATC, which serves the Middle Eastern, Russian, and Caspian regions, was recently expanded to meet increased demand for fluid phase behavior studies related to the numerous enhanced oil recovery projects that are ongoing throughout these regions. The Company is currently building cutting-edge equipment and instrumentation to analyze crude oils containing elevated levels of hydrogen sulfide gases and to investigate the effectiveness of CO_2 miscible-gas field floods throughout the Middle East. The Abu Dhabi ATC continues to be awarded large-scale reservoir description projects from the redevelopment of oilfields in southern Iraq. In addition, the Kuwaiti Oil Company has re-contracted Core for large reservoir description projects, data from which will be used to increase the production capacity of several major, giant, and super-giant fields.

The Company has applied nanotechnologies to develop a new service that precisely and accurately determines ultra-low permeabilities of potential natural gas and oil-shale reservoirs. The new technology will be applicable in liquid-rich, oil-shale reservoirs in the Bakken, Eagle Ford, and Niobrara formations, among others. NanoPerm™ technology uses steady-state, inert-gas flow dynamics to generate data sets from which nanoscale permeabilities can be accurately calculated. These measured and calculated data sets are superior to permeability estimates from digitally imaged nanometer cubes.

Production Enhancement

Production Enhancement operations reported quarterly revenue of $78,992,000, a 45% increase over year-ago third quarter totals, and operating income of $26,260,000, an increase of 80%. Operating margins were 33%, and year-over-year quarterly incremental margins reached 47%.

Production Enhancement operations continued to benefit from active North American markets, especially those related to horizontal well developments of gas-shale, and more importantly, oil-shale reservoirs. The Company announced successful commercialization of its Horizontal Time-Delayed Ballistics Actuated Sequential Transfer (HTD Blast™) perforating system, a technology useful for the effective and efficient perforation of extended-reach horizontal completions in the Bakken, Eagle Ford, and other shale formations.

The HTD Blast™ perforating system can be deployed via coiled tubing, and it currently enables eight perforating events, beginning at the farthest reaches, or toe regions, of extended-reach horizontal wells. The toe region is the most difficult section of an extended-reach well to effectively perforate and fracture stimulate. The HTD Blast™ system significantly improves the potential for production from those sections. A proprietary, time-delayed detonating sequence allows the operator to position and perforate up to eight discrete zones in less than 60 minutes. This efficiency, coupled with Core's effective SuperHERO™ Plus+ perforating charges, results in superior perforations at a much reduced operating cost. Superior perforations then allow effective fracture stimulation programs that can maximize production from extended horizontal wells.

Reservoir Management

Reservoir Management operations posted third quarter 2010 revenue of $13,744,000, up 15% from year-earlier totals, while operating income increased by 58% to $5,535,000. Operating margins established an all-time quarterly record of 40%. As stated in previous investor updates, operating margins are highly variable for Reservoir Management and are dependent on the timing of the completion of large projects.

Reservoir Management continued to see strong demand for numerous joint industry projects, including its *Worldwide Oil and Natural Gas Shale Reservoir Study*. Hundreds of meters of cores from prospective natural gas and oil-shale reservoirs from multiple European and Asian locations are now being analyzed for the study. Shale cores from North Africa are expected over the next few weeks.

Reservoir Management also continued to work on detailed proprietary reservoir studies for several companies active in the Wolfberry play in West Texas and on determining the effectiveness of extended-reach horizontal wells in the Eagle Ford, Woodbine, and Buda formations of East Texas. Proprietary studies of reservoirs offshore Ivory Coast, Ghana, and Nigeria are ongoing.

<u>Free Cash Flow, Cash, Share Count, Share Repurchase, and Senior Exchangeable Notes</u>

For the third quarter of 2010, Core generated approximately $57,769,000 in cash from operations and made $6,965,000 in capital expenditures, yielding a free cash flow of $50,804,000, or $1.04 per diluted share. For the first nine months of 2010, Core generated $149,468,000 in FCF, or $3.12 per diluted share, the highest nine-month total ever reported by the Company. Core concluded the third quarter of 2010 with $167,953,000 in cash balances, an increase of $30,728,000 over third quarter 2009 levels. Net debt-to-capitalization was less than 10% at quarter-end.

Because of continued increases in the Company's share price, Core increased its GAAP-reported diluted share count during the third quarter of 2010 related to its outstanding Senior Exchangeable Notes (the "Notes"), of which $214,292,000 remain outstanding. This total is $24,366,000 less than the outstanding balance at the end of the second quarter of 2010 because the Company paid down debt through Note exchanges. Core's average share price for the third quarter of 2010 was approximately $80.84, which exceeded the Notes' exchange strike price of $45.78. Therefore, a proportionate number of shares were added to the GAAP-diluted share total for future settlement of the Notes, which mature on 31 October 2011. For the third quarter of 2010, 3,534,000 shares are included in Core's diluted share count associated with the above mentioned Notes and with warrants issued in 2006. These additional diluted shares were partially offset by the 1,488,000 shares purchased for $92,077,000, or an average price per share of $61.87, during the first nine months of 2010. Core's diluted average share count for the third quarter was approximately 48,955,000, 2% higher than the average for the second quarter of 2010.

The Notes have been classified on the balance sheet as current, rather than long-term, debt. This classification occurs in any quarter when Core Lab's share price exceeds the exchange premium by 30% over 20 of the last 30 trading days of the previous quarter. Consequently, the noteholders, at their option, could exchange their Notes during the third and fourth quarters of 2010. The Company has received additional exchange requests in the third and fourth quarters of 2010, and Core's high cash balances and bank revolver capacity are sufficient to meet all anticipated requests, up to, and, including retiring all of the Notes, if required.

<u>Return On Invested Capital</u>

As reported in the previous four quarters, the Company's Board has established an internal performance metric of achieving an ROIC in the top decile of the oilfield service companies listed as Core's Peers by Bloomberg Financial. The Company and its Board believe that ROIC is a leading performance metric used by shareholders to determine the relative investment value of publicly traded companies. Further, the Company and its Board believe shareholders will benefit if Core consistently performs at the highest ROIC levels among its Bloomberg Peers. According to the latest financial information from Bloomberg, Core Laboratories' ROIC was the highest of any of the oilfield service companies listed in its Peer Group. In addition, Core's ROIC was more than 27 percentage points above the Peer Group average. Several of the Peer companies failed to post an ROIC that exceeded their WACC, thereby eroding capital and shareholder value. Core's ratio of ROIC to WACC is the highest of any company in the Peer Group.

Peer companies listed by Bloomberg include Halliburton, Dril-Quip, Superior Energy Services, Schlumberger, Tidewater, Carbo Ceramics, FMC Technologies, Baker Hughes, Cameron International, Oceaneering, Weatherford, Key Energy Services, and others. Core will update oilfield services sector returns for the third quarter 2010 in its fourth quarter 2010 earnings release.

Quarterly Dividends and Special Dividend

Core's Board announced on 12 July 2010 that a quarterly cash dividend equal to $0.06 per share of common stock would be payable in the third quarter of 2010. This amount reflects the two-for-one stock split that was effective on 8 July 2010 and is equal in amount to the quarterly cash dividend of $0.12 per share paid in the second quarter of 2010. On an annualized basis, the quarterly cash dividend would equal a payout of $0.24 per split share of common stock. The quarterly cash dividend was paid on 23 August 2010 to shareholders of record on 23 July 2010. Dutch withholding tax was deducted from the dividend at a rate of 15%.

Core's Board also declared a special cash dividend of $0.65 per share of common stock, which also was paid on 23 August 2010 to shareholders of record on 23 July 2010. This amount reflects the two-for-one stock split and is the equivalent of $1.30 per share before the split. Dutch withholding tax was deducted from the special dividend at a rate of 15%.

Total Company payout for these third quarter dividends was approximately $31,720,000. Including the third quarter dividends, Core has returned approximately $129,000,000, or $2.69 per diluted share, to its shareholders in 2010.   Since the inception of the Company's Share Repurchase Program in 2002 and dividend and special dividend programs since 2008, Core will have returned over $800,000,000, or over $16.00 per diluted share, to the Company's shareholders.

Core's Board announced on 12 October 2010 that a quarterly cash dividend of $0.06 per share of common stock would be payable in the fourth quarter of 2010. The quarterly cash dividend will be paid on 24 November 2010 to shareholders of record on 22 October 2010. Dutch withholding tax of 15% will be deducted from the payment.

Any determination to declare a future quarterly or special cash dividend, as well as the amount of any such cash dividend that may be declared, will be based on the Company's financial position, earnings, earnings outlook, capital expenditure plans, ongoing share repurchases, potential acquisition opportunities, and other relevant factors at the time.

Fourth Quarter 2010 Earnings Guidance

For the fourth quarter of 2010, Core expects revenue of approximately $205,000,000, with EPS in the $0.80 to $0.82 range, up over 29% over year-earlier quarterly totals. Using the Company's outstanding diluted share count of 48,955,000 for the third quarter of 2010, EPS guidance of $0.80 to $0.82 translates to approximately $38,920,000 to $40,140,000 of net income. Year-over-year fourth quarter 2010 net income is projected to increase approximately 33%. Operating margins are expected to be approximately 30%, equaling the highest ever reported by Core, with year-over-year quarterly incremental margins exceeding 40%.

This fourth quarter 2010 guidance excludes any gains or losses that may originate from the repurchase of outstanding debt and any effects of foreign currency translations, and it assumes an effective tax rate of 30%. In addition, fourth quarter 2010 guidance does not consider shares that may be repurchased by the Company or shares that may be added to the share count relative to amounts outstanding on Core's Senior Exchangeable Notes and warrants.

Adjustment to Senior Exchangeable Notes Exchange Rate

The dividends described herein will result in an adjustment to the Exchange Rate on our Senior Exchangeable Notes. The new exchange rate will be 22.0194 per $1,000 principal amount of the outstanding Notes and is effective 22 October 2010.

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The Company has scheduled a conference call to discuss Core's third quarter 2010 earnings announcement. The call will begin at 7:30 a.m. CDT on Thursday, 21 October 2010. To listen to the call, please go to Core's website at www.corelab.com.

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Core Laboratories N.V. (www.corelab.com) is a leading provider of proprietary and patented reservoir description, production enhancement, and reservoir management services used to optimize petroleum reservoir performance. The Company has over 70 offices in more than 50 countries and is located in every major oil-producing province in the world.

This release includes forward-looking statements regarding the future revenues, profitability, business strategies and developments of the Company made in reliance upon the safe harbor provisions of Federal securities law. The Company's outlook is subject to various important cautionary factors, including risks and uncertainties related to the oil and natural gas industry, business conditions, international markets, international political climates and other factors as more fully described in the Company's 2009 Form 10-K filed on 19 February 2010, and in other securities filings. These important factors could cause the Company's actual results to differ materially from those described in these forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company. Because the information herein is based solely on data currently available, and because it is subject to change as a result of changes in conditions over which the Company has no control or influence, such forward-looking statements should not be viewed as assurance regarding the Company's future performance. The Company undertakes no obligation to publicly update any forward looking statement to reflect events or circumstances that may arise after the date of this press release.

CORE LABORATORIES N.V. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended	
	30 September 2010	30 September 2009	30 September 2010	30 September 2009
REVENUES	$ 199,221	$ 167,802	$ 586,460	$ 513,940
OPERATING EXPENSES:				
Costs of services and sales	125,772	112,175	380,277	337,204
General and administrative expenses	8,416	6,637	24,007	22,595
Depreciation and amortization	5,814	6,023	17,334	17,637
Other expense (income), net	(998)	(1,232)	(508)	(6,002)
OPERATING INCOME	60,217	44,199	165,350	142,506
Loss on exchange of Senior Exchangeable Notes	675	-	675	-
Interest expense	4,015	3,895	12,188	11,535
INCOME BEFORE INCOME TAX EXPENSE	55,527	40,304	152,487	130,971
Income tax expense	16,764	9,189	47,076	40,653
NET INCOME	38,763	31,115	105,411	90,318
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	209	127	436	331
NET INCOME ATTRIBUTABLE TO CORE LABORATORIES N.V.	$ 38,554	$ 30,988	$ 104,975	$ 89,987
Diluted Earnings Per Share:	$ 0.79	$ 0.67	$ 2.19	$ 1.94
WEIGHTED AVERAGE DILUTED COMMON SHARES OUTSTANDING	48,955	46,499	47,923	46,422
SEGMENT INFORMATION:				
Revenues:				
Reservoir Description	$ 106,485	$ 101,475	$ 317,106	$ 307,477
Production Enhancement	78,992	54,398	227,553	169,512
Reservoir Management	13,744	11,929	41,801	36,951
Total	$ 199,221	$ 167,802	$ 586,460	$ 513,940
Operating income (loss):				
Reservoir Description	$ 28,014	$ 26,792	$ 78,229	$ 83,006
Production Enhancement	26,260	14,627	73,355	47,370
Reservoir Management	5,535	3,498	14,827	10,460
Subtotal	59,809	44,917	166,411	140,836
Corporate and other	408	(718)	(1,061)	1,670
Total	$ 60,217	$ 44,199	$ 165,350	$ 142,506

CORE LABORATORIES N.V. & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands)
(Unaudited)

ASSETS:	30 September 2010	31 December 2009
Cash and Cash Equivalents	$ 167,953	$ 181,045
Accounts Receivable, net	141,113	133,758
Inventory	30,537	32,184
Other Current Assets	24,013	43,550
Total Current Assets	363,616	390,537
Property, Plant and Equipment, net	101,957	98,784
Intangibles, Goodwill and Other Long Term Assets, net	179,456	168,845
Total Assets	$ 645,029	$ 658,166

LIABILITIES AND EQUITY:		
Accounts Payable	$ 38,509	$ 33,009
Other Current Liabilities	86,703	73,399
Short-Term Debt – Senior Exchangeable Notes	198,193	-
Total Current Liabilities	323,405	106,408
Long-Term Debt– Senior Exchangeable Notes	-	209,112
Other Long-Term Liabilities	57,535	60,888
Equity Component of Senior Exchangeable Notes	16,099	-
Total Equity	247,990	281,758
Total Liabilities and Equity	$ 645,029	$ 658,166

CORE LABORATORIES N.V. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(amounts in thousands)
(Unaudited)

	Nine Months Ended 30 September 2010
CASH FLOWS FROM OPERATING ACTIVITIES	$ 169,129
CASH FLOWS FROM INVESTING ACTIVITIES	(29,636)
CASH FLOWS FROM FINANCING ACTIVITIES	(152,585)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(13,092)
CASH AND CASH EQUIVALENTS, beginning of period	181,045
CASH AND CASH EQUIVALENTS, end of period	$ 167,953

Free Cash Flow

Core uses the non-GAAP measure of free cash flow and free cash flow per diluted share to evaluate its cash flows and results of operations. Free cash flow and free cash flow per diluted share are important measurements because it represents the cash from operations, in excess of capital expenditures, available to operate the business and fund non-discretionary obligations. Free cash flow and free cash flow per diluted share are not measures of operating performance under GAAP, and should not be considered in isolation nor construed as an alternative to operating income, net income, earnings per share, or cash flows from operating, investing, or financing activities, each as determined in accordance with GAAP. You should also not consider free cash flow and free cash flow per diluted share as a measure of liquidity. Moreover, since free cash flow and free cash flow per diluted share are not measures determined in accordance with GAAP and thus are susceptible to varying interpretations and calculations, free cash flow and free cash flow per diluted share as presented may not be comparable to similarly titled measures presented by other companies.

Computation of Free Cash Flow
(amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended 30 September 2010	Nine Months Ended 30 September 2010
Net cash provided by operating activities	$ 57,769	$ 169,129
Less: capital expenditures	(6,965)	(19,661)
Free cash flow	$ 50,804	$ 149,468
Weighted Average Diluted Common Shares	48,955	47,923
Free cash flow per Diluted Share	$ 1.04	$ 3.12

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